December 1, 2006


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attn: Ms. Linda Cvrkel
      Branch Chief


RE:   Seaboard Corporation
      Form 10-K for the year ended December 31, 2005
      Filed March 7, 2006
      SEC File No. 001-03390


Dear Ms. Cvrkel:

We are writing in response to your letter dated November 21, 2006, with respect to the above-referenced report filed by Seaboard Corporation ("Seaboard" or the "Company"). Our numbered responses to your comments correspond to the numbered comments in your letter.

In responding to your comments, we acknowledge that:

          the Company is responsible for the adequacy and accuracy of the disclosure in our filing with the Commission;

          staff comments or changes to disclosure in our filing made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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COMMENTS AND OUR RESPONSES

Annual Report on Form 10-K for the year ended December 31, 2005

Notes to Consolidated Financial Statements, page 31
Note 1, Summary of Significant Accounting Policies, page 31
Cash and cash equivalents, page 32

Comment 1  If  amounts  in  response to our prior comment  4  that represent true bank overdrafts are not material, please clarify your statement on page 32 which indicates "Included in accounts payable are outstanding checks in excess of cash balances of $31,006,000 and $31,866,000, respectively" at December 31, 2005 and 2004. Please clarify what is meant by "in excess," as your response indicates that such amounts are not bank overdrafts, however, it appears as though checks payable above the amount of cash on hand represents an overdraft. Please advise or revise as appropriate. We may have further comment upon receipt of your response.

Response 1 We believe the guidance in Section 1300.15 of the
           AICPA Technical Practice Aids relating to presentation of the change in overdrafts during a period as a financing activity only applies to actual bank overdraft facilities. As we have noted below, we have no such arrangements with our banks. The current disclosure's use of the phrase "in excess of cash balances" relates to individual disbursement bank accounts where checks have been mailed but the funds have not yet been transferred from the main control bank account. Funds are not transferred from the main control bank account to the individual disbursement accounts until the checks are presented for payment. Seaboard has a legal obligation to fund the accounts at the end of the day. If Seaboard does not adequately fund the accounts, the checks will not be honored by the banks and will be returned to the depositor marked "Not-Sufficient Funds" the following day. As a result, we do not believe we have any arrangements with the banks that would allow for a financing activity to take place. Furthermore, we do not believe that this activity meets the definition of a financing activity under SFAS 95. In future filings, we will disclose only those amounts that are true bank overdrafts.

Note 2, Acquisitions,  Disposition  and  Repurchase  of  Minority
          Interest, page 36

Comment 2  Given  that  your  response  to  our  prior  comment  9 discloses that SBF's EBITDA is expected to decline, and also, the fact that record pork prices existed in 2005 and are expected to decline, please tell us why the fair value of the put option decreased. It appears as though if SBF is performing worse than when Daily's acquired their 4.74%, they would be more likely to put

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           their shares back to the company in order to avoid  the
           losses expected.  Please advise.

Response 2 The sellers of Daily's have an option to put their
           4.74 percent equity interest in Seaboard Foods back to Seaboard after two years for the greater of $40 million (floor value) or a formula-determined value as of the put date. The formula-determined value was set to represent the fair value ("FV") of Seaboard Foods at the acquisition date based on a rolling 24 month EBITDA calculation. The put option liability recorded by Seaboard Foods at acquisition represents the calculated exposure that Seaboard Foods could be forced to re-purchase the 4.74 percent minority interest at a price that exceeds FV at the exercise date. This could happen under two scenarios: (i) the formula price falls below the $40 million floor; or (ii) the formula price fails to continue to be representative of the FV of Seaboard Foods. As long as these two scenarios do not exist, the primary risk component is time (i.e., the longer until the exercise date, the more chance one of these two scenarios could develop). As the exercise date gets closer each quarter, this time risk factor decreases and the put liability decreases accordingly. Again, this is only true as long as the put formula remains representative of FV and above the floor, which has been the case according to evaluations performed as part of the overall put option valuation calculated by the third-party specialist. The fact that forecasted EBITDA is declining is important to the put option valuation because it indicates that the option is more likely to be exercised at the first available exercise date. However, it did not have a significant impact on the overall value of the put option liability, as the expected declines in pork prices and EBITDA were forecasted and included in the calculation of FV at both valuation dates.

Note 13, Segment Information, page 54

Comment 3  We note from your response to our prior comment 17 that you continue to believe that your major power customers will pay the past due amounts, however at a discount. Please provide us with your rationale for your conclusion given that the funding to these customers from the DR government is only for current energy production. Include any communications you have had with your customers which support your conclusion that these past due amounts will be paid.

Response 3 The receivables in question are covered under the terms of two electric sector sustainability agreements signed in 2004 and early 2005 between three government-owned distribution companies (two of which are the customers of Seaboard, with past due amounts in question), the Dominican Republic (DR) government and nine power generation companies, including Seaboard. These agreements are, in turn, the result of the negotiation  process  for the  broader  agreements  the
           DR   government  has  reached  with  the  International
           Monetary Fund

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           (the "IMF").  The agreements with the IMF have resulted
           in   several   letters    of   intent    for   stand-by
           agreements under which the DR government has been able to improve and stabilize the overall economy. As the DR government has a large presence in the electric sector, the stand-by letters of intent with the IMF require that there be no default on the electric sector debt. Not paying these balances would be considered an event of default with the IMF. The agreements are still valid, although specific collection timing is still not known. For these reasons, we believe the amounts are collectible, although a discount may be required to accelerate the ultimate collection.

           Regarding Seaboard's two current customers with significant past due accounts, each of these customers recognizes and does not dispute the amounts owed to Seaboard, as signified by the agreements noted above. Collections for the power distribution companies have improved over the past year; yet collections and pending government subsidies need to reach levels where they can remit payments to the generation companies, including Seaboard. Prior to 2004, both of Seaboard's customers in question had paid 100 percent of all amounts invoiced since 1999, when Seaboard first began to do business with them.

We  hope that the above has been of assistance to you and that it is  fully responsive to your comments.  If you have any questions
or   require   any  further  information,  please  call   me   at
(913) 676-8833 or John Virgo at (913) 676-8936.

Very truly yours,

SEABOARD CORPORATION


/s/ Robert L. Steer

Robert L. Steer
Senior Vice President, Treasurer and Chief Financial Officer

cc:  Ms. Heather Tress
     Steve Bresky
     John Virgo
     David Becker

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